Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with our consolidated financial statements, including the accompanying notes thereto, incorporated by reference in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges(1)	1.3x	1.6x	1.4x	1.4x	1.6x	2.2x	3.3x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(2)	1.3x	1.6x	1.4x	1.4x	1.6x	2.2x	3.3x

(1)	For purposes of calculating the ratios of earnings to fixed charges, “earnings” represent income (including only distributed income of less than 50% owned entities) before income taxes and fixed charges. “Fixed charges” represent the sum of interest charges and the portion of rental expenses representative of an interest factor.
(2)	Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.